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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25              +------------------+
                                                           | SEC FILE NUMBER  |
                          NOTIFICATION OF LATE FILING      |                  |
                                                           |     0--22595     |
(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K  +------------------+
             [ ] Form 10-Q  [ ] Form N-SAR                 +------------------+
                                                           |   CUSIP NUMBER   |
                      December 31, 2001
For Period Ended: ________________________                 |                  |
                                                           +------------------+
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

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| Read Instruction (on back page) Before Preparing Form. Please Print or Type  |
|  Nothing in this form shall be construed to imply that the Commission has    |
|                 verified any information contained herein.                   |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

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PART I - REGISTRANT INFORMATION
Friede Goldman Halter, Inc.
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Full Name of Registrant

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Former Name if Applicable
13085 Seaway Road
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Address of Principal Executive Office (Street and Number)
Gulfport, Mississippi 39503
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
[X] | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
    |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
[ ] | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached as Exhibit A.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 22, 2002, the Registrant filed its Plan of Reorganization with the United States Bankruptcy Court. The Plan of Reorganization includes the reorganization of the substantially all of the Registrant's Offshore and Vessels segments and the disposition of its Engineered Products segment as well as the disposition through sale, or otherwise, of other Registrant subsidiaries and assets. In addition, the Registrant recently received a list of proofs of claim filed by its creditors with the United States Bankruptcy Court. As a result of these developments, the Registrant needs additional time to evaluate the impact the Plan of Reorganization and proofs of claim will have on its consolidated financial statements. Accordingly, the Registrant is unable to file its Annual Report on Form 10-K for the period ended December 31, 2001 within the prescribed time period without unreasonable effort and expense. The Registrant intends to file such Form 10-K with the Securities and Exchange Commission no later than April 16, 2002, which is the fifteenth calendar day following the prescribed due date of April 1, 2002.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

           John J. Siben, II              228                  896-0029
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               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [ ] Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                            Friede Goldman Halter, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March 28, 2002                   By   /s/  John J. Siben, II
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                                          Name:   John J. Siben, II
                                          Title:  Sr. Vice-President and
                                                  Corporate Controller